September 20, 2024

Keyvan Mohajer
Chief Executive Officer
SoundHound AI, Inc.
5400 Betsy Ross Drive
Santa Clara, CA 95054

       Re: SoundHound AI, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40193
Dear Keyvan Mohajer:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 119

1. We note you have checked the box stating that your filing contains error corrections to previously issued financial statements that required a recovery analysis of incentive-based compensation received by your executive officers. However, we do not note any disclosure related to your recovery analysis. Please provide the information required by
       Item 402(w) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any questions.



                                                           Sincerely,
 September 20, 2024
Page 2

                                Division of Corporation Finance
                                Office of Finance
cc:   Matthew Bernstein, Esq.